Exhibit 99.1

StoneCo Announces Changes in Investor Relations

Georgetown, Cayman Islands, June 23, 2023 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”), announced that Rafael Martins Pereira, VP of Finance and Investor Relations Officer, will depart from the Company effective July 31, 2023. Mateus Scherer, who was recently appointed CFO, will also assume the role of Investor Relations Officer. The Company also announced that Roberta Noronha will join Stone as Head of Investor Relations, effective June 26, 2023. Roberta has over 15 years of experience in the investor relations area, having led IR efforts in companies such as C&A Brasil, Iguatemi and Cielo.

“We would like to thank Rafael for his invaluable contributions to the Company over the past 6 years. He played an important role in supporting the Company across different areas such as the IPO process, managing our Finance function, establishing Stone’s relationship with the capital markets, supporting the Linx acquisition and making improvements across the Company. Rafael will remain a close advisor to Stone in different matters”, said Pedro Zinner, Stone’s CEO.

Bio of Roberta Noronha

Effective June 26, 2023, Roberta will take on the role of Head of Investor Relations at StoneCo. Prior to joining Stone, Roberta was IR Director at C&A Brasil, where she spent three years between 2020 and 2023. From 2016 to 2020 she was Planning and IR Director at Iguatemi and prior to that she served as IR Director at Cielo from 2009 to 2016. Roberta also served as IR Manager at TAM between 2006 and 2009 and worked as a consultant for The Energy Consulting Group (2003-2005) and Accenture (1999-2001). Roberta also had a position of Researcher at McKinsey (1995-1999). Roberta holds an MBA at IMD Business School and a bachelor’s degree in Metallurgical Engineering at Universidade de São Paulo – USP.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co

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